SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 3)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On August 8, 2023, Nano Dimension Ltd. (the “Registrant”) issued a press release titled “Nano Dimension Sends Letter to Shareholders,” attached hereto as Exhibit 99.1. The press release constitutes the Registrant’s board of directors’ response to a written request from Murchinson Ltd. representing Nomis Bay Ltd. (the “Proposing Shareholder”), a shareholder of the Registrant holding approximately 1.1% of its voting rights, and other holders of the Registrant’s American Depositary Shares, and their position statement, in which the Proposing Shareholder requested that the Registrant add items to its 2023 annual general meeting of shareholders agenda.

The press release attached hereto as Exhibit 99.1 is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by the Registrant on August 8, 2023, titled “Nano Dimension Sends Letter to Shareholders.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 8, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

2